UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Graybug Vision, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 38942Q103	Page 2 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hatteras Venture Partners IV SBIC, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 38942Q103	Page 3 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hatteras Venture Advisors IV SBIC, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

CUSIP No. 38942Q103	Page 4 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John C. Crumpler
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 43,064
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 43,064

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,064
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person IN

CUSIP No. 38942Q103	Page 5 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Clay B. Thorp
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 43,064
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 43,064

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,064
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person IN

CUSIP No. 38942Q103	Page 6 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Kenneth B. Lee
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 43,064
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 43,064

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,064
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person IN

CUSIP No. 38942Q103	Page 7 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Douglas Reed
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 43,064
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 43,064

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,064
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person IN

CUSIP No. 38942Q103	Page 8 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Robert A. Ingram
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 43,064
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 43,064

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,064
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person IN

CUSIP No. 38942Q103	Page 9 of 12

Item 1(a)	Name of Issuer

Graybug Vision, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

275 Shoreline Drive, Suite 450, Redwood City, California 94065

Item 2(a)	Name of Person Filing

This Schedule 13G/A is being filed by:

Hatteras Venture Partners IV SBIC, L.P. (“HVP SBIC”)

Hatteras Venture Advisors IV SBIC, LLC (“HVA SBIC”)

John C. Crumpler

Clay B. Thorp

Kenneth B. Lee

Douglas Reed

Robert A. Ingram

(collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

280 S. Mangum Street, Suite 350, Durham, North Carolina 27701.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

HVP SBIC — Delaware

HVA SBIC — Delaware

John C. Crumpler — USA

Clay B. Thorp — USA

Kenneth B. Lee — USA

Douglas Reed — USA

Robert A. Ingram — USA

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

38942Q103

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 38942Q103	Page 10 of 12

Item 4.	Ownership

(a) The Reporting Persons are the beneficial owners of an aggregate of 43,064 shares of Common Stock, which represents 0.2% of the Issuer’s outstanding Common Stock based upon 21,319,635 shares outstanding on November 8, 2021 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2021 as filed with the Securities and Exchange Commission on November 12, 2021.

(b) Percent of class:

HVP SBIC — 0%

HVA SBIC — 0%

John C. Crumpler — 0.2%

Clay B. Thorp — 0.2%

Kenneth B. Lee — 0.2%

Douglas Reed — 0.2%

Robert A. Ingram — 0.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

HVP SBIC — 0

HVA SBIC — 0

John C. Crumpler — 43,064

Clay B. Thorp — 43,064

Kenneth B. Lee — 43,064

Douglas Reed — 43,064

Robert A. Ingram — 43,064

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

HVP SBIC — 0

HVA SBIC — 0

John C. Crumpler — 43,064

Clay B. Thorp — 43,064

Kenneth B. Lee — 43,064

Douglas Reed — 43,064

Robert A. Ingram — 43,064

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 38942Q103	Page 11 of 12

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A –Agreement Regarding the Joint Filing of Schedule 13G is incorporated by reference to Exhibit A included in the Schedule 13G filed by the Reporting Persons on February 12, 2021.

Exhibit B – Power of Attorney is incorporated by reference to Exhibit B included in the Schedule 13G filed by the Reporting Persons on February 12, 2021.

CUSIP No. 38942Q103	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

HATTERAS VENTURE PARTNERS IV SBIC, L.P.

By:	Hatteras Venture Advisors IV SBIC, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE ADVISORS IV SBIC, LLC

By:	/s/ Clay B. Thorp
Manager

*
John C. Crumpler

*
Clay B. Thorp

*
Kenneth B. Lee

*
Douglas Reed

*
Robert A. Ingram

By:	/s/ Clay B. Thorp
Clay B. Thorp, as Attorney-in-Fact